

October 7, 2021

Swee Guan Hoo
Chief Executive Officer
Energem Corp
Level 10, Tower 11 (Sanichi), Avenue 5, No. 8,
Jalan Kerinchi, Bangsar South
59200 Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Registration Statement on Form S-1**
> **Filed on September 10, 2021**
> **File No. 333-259443**

Dear Mr. Hoo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on September 10, 2021

Exhibit 23.1, page 1

1. Please have your auditors file a properly worded consent in your next filing. Additionally, please update your reference to the correct name of your auditor in Item 16 of your registration statement.

Capitalization, page 79

2. We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of units, but only show 9,238,953 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be

classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction